Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

SMART Technologies Inc. (“SMART” or the “Company”)

3636 Research Road N.W.

Calgary, Alberta T2L 1Y1

2.	Date of Material Change:

September 14, 2016.

3.	News Release:

The News Release dated September 14, 2016 was disseminated through newswire services and filed on the system for electronic document analysis and retrieval (“SEDAR”).

4.	Summary of Material Change:

On September 14, 2016, the Company announced that SMART and Foxconn Technology Group completed a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”) involving SMART, the holders of common shares of SMART (the “SMART Shareholders”), Foxconn Singapore (Pte) Ltd. (“Foxconn”) and 689522 N.B. Ltd. (the “Purchaser”), pursuant to the terms previously announced on May 26, 2016.

5.	Full Description of Material Change:

On September 14, 2016, SMART and Foxconn Technology Group completed the Arrangement involving SMART, the holders of common shares of SMART, Foxconn and the Purchaser.

Pursuant to the Arrangement, Foxconn acquired, indirectly through the Purchaser, all of the issued and outstanding common shares of SMART and each SMART Shareholder is entitled to receive USD $4.50 in cash for each SMART common share held. Further to the Arrangement, SMART is now a wholly-owned subsidiary of the Purchaser.

The Arrangement was approved at the special meeting of the SMART Shareholders, held on July 22, 2016 and by the Court of Queen’s Bench of Alberta on July 28, 2016.

Complete details of the Arrangement are available for viewing under SMART’s profile on SEDAR at www.sedar.com.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No information has been omitted.

8.	Executive Officer:

Matt Sudak, Vice President, Legal, General Counsel and Corporate Secretary of the Company, is knowledgeable about the material change and the Report. He can be contacted by phone at: 403-245-0333.

9.	Date of Report:

September 21, 2016.